OM GROUP INC

FORM 11-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______________ to ______

Commission file number 001-12515

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OMG Profit-Sharing and Retirement Savings Plan
(Name of Plan)

Date 6/28/2005

R. Louis Schneeberger [signature]
(Signature) *

*Print name and title of the signing official under the signature.

R. Louis Schneeberger
CFO

ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Phone: (216) 861-5000
www.ey.com

Report of Independent Registered Public Accounting Firm

Plan Administrator
OMG Profit-Sharing and
Retirement Savings Plan
Cleveland, Ohio

We have audited the accompanying statements of net assets available for benefits of the OMG Profit-Sharing and Retirement Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 20, 2005

Exhibit 23

Consent Of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No.333-07529) pertaining to the OMG Profit-Sharing and Retirement Savings Plan of OM Group, Inc. of our report dated June 20, 2005, with respect to the financial statements and schedule of the OMG Profit-Sharing and Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Ernst & Young LLP

Cleveland, Ohio
June 27, 2005

OMG Profit-Sharing and Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2004 and 2003, and
Year Ended December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Phone: (216) 861-5000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Plan Administrator
OMG Profit-Sharing and
Retirement Savings Plan
Cleveland, Ohio

We have audited the accompanying statements of net assets available for benefits of the OMG Profit-Sharing and Retirement Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 20, 2005

OMG Profit-Sharing and Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31 2004	December 31 2003
Assets		
Cash, non-interest bearing	**$ –**	$ 15,357
Investments, at fair value	**39,661,643**	37,955,349
Receivables:		
Employer contribution receivable	**1,166,227**	–
Accrued interest and dividends	**7,629**	7,460
Pending settlements	**92**	104,986
Total receivables	**1,173,948**	112,446
Net assets available for benefits	**$ 40,835,591**	$ 38,083,152

See notes to financial statements.

OMG Profit-Sharing and Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions	
Investment income:	
Net appreciation in fair value of investments	$ 2,837,451
Dividends	636,391
Interest	24,489
	3,498,331
Contributions:	
Participants	612,418
Employer	2,230,109
	2,842,527
	6,340,858
Deductions	
Benefit payments	3,587,239
Fees	1,180
	3,588,419
Net increase	2,752,439
Net assets available for benefits:	
Beginning of year	38,083,152
End of year	$ 40,835,591

See notes to financial statements.

1. Description of the Plan

The following description of the OMG Profit-Sharing and Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all full-time employees of OMG Americas, Inc. and OMG Fidelity, Inc., both of which are wholly owned subsidiaries of OM Group, Inc. (the Company and Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). There are no requirements of age but six months of service are required for eligibility.

On April 1, 2003, OM Group completed the sale of OMG SCM Metal Products, Inc. (SCM) to Hoganas AB. As of that date, SCM employees are no longer eligible for contributions to the Plan.

Contributions

Employer contributions are made at the discretion of the Company's Board of Directors to all employees with six months of service. An employer contribution receivable is recorded if the Company's Board of Directors approves an employer contribution before December 31 of the current year.

Generally, active participants may elect to receive as cash payment 50% of the employer's contribution, which is otherwise allocated to the Trust on their behalf. If the election of the cash option is not exercised, the amount is credited to their 401(k) deferral account balance in accordance with their investment elections. .

Participants may contribute from 1% to 10% of their after-tax annual compensation, as defined in the Plan and subject to Internal Revenue Service (IRS) limitations, in the form of salary deduction or direct contributions. In addition, the Plan allows participants to make pretax contributions to the Plan, provided that the sum of employee contributions and any other elective deferrals made under all qualified plans maintained by the Company do not exceed 50% of the participant's compensation, as defined in the Plan and subject to the limitations set forth in the Internal Revenue Code (the Code). The contribution percentage increased from 40% to 50% due to a plan amendment executed on May 26, 2005 that was effective as of July 1, 2002.

1. Description of the Plan (continued)

Also, participants who will have attained at least age 50 before December 31 of the current year can make certain catch-up contributions to the Plan, subject to the Code limitations.

Effective April 28, 2004, the Plan was amended to prohibit participants from allocating or transferring contributions into OM Group, Inc. common stock.

Participant Accounts

Each participant's account is credited with the participant's 401(k) deferral contribution (if any), the participant's pretax and after-tax contribution (if any), the participant's share of any employer contribution, forfeitures of nonvested contributions and earnings, and investment income earned on their account balance. Any forfeitures are allocated to participants' accounts based upon the ratio of each participant's compensation to the total of all participants' compensation for the year. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants direct the investment of their account and their share of the Company's annual contribution into the available funds.

Vesting

Participants are immediately vested in their 401(k) deferral contributions plus actual earnings thereon. Participants vest ratably over a five-year period in the employer contributions, becoming 100% vested after five years of service. Participants or their beneficiaries are entitled to receive the vested portion of the participant's account balance upon normal retirement (age 65), death, or permanent disability. Upon termination of employment, a participant's nonvested portion of Company contributions and related earnings are forfeited, with such forfeitures applied first to the payment of Plan expenses with any excess amounts allocated to participants as additional contributions. Effective September 1, 2002, the Plan was amended to allow any participant who incurs an involuntarily termination by the Company between September 1, 2002 and December 31, 2003, due to an announced workforce reduction, to become fully vested in the employer contributions.

1. Description of the Plan (continued)

Participant Loans/Hardship Withdrawals

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the highest outstanding balance of a loan made in the prior twelve-month period, or 50% of their vested account balance. The maximum number of years permitted for repayment is five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates (currently Prime Rate plus 0.5%) as determined by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions. Participants who prove financial hardship may withdraw a portion of their account balance for medical, educational, or housing reasons, as determined by the Plan administrator.

Payment of Benefits

Upon termination of employment prior to normal retirement, participants may elect distribution of their account balance or maintain the account balance until retirement. At retirement, participants may elect distribution of their account balance or maintain the account until the age of 70 ½. Distributions may be made in the following forms: lump-sum distribution; equal monthly installments not to exceed a period equivalent to a participant's life expectancy; or equal monthly installments not to exceed a period equivalent to a participant's life expectancy and that of their designated beneficiary.

Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and although it has not expressed an intent to do so, to terminate the Plan, subject to the provisions of ERISA. In the event of termination, the accounts of all participants shall become fully vested and the assets of the Plan will be distributed to the participants on the basis of individual account balances at the date of termination.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are recorded at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Common trust funds are stated at fair value as determined by the Trustee. Loans to participants are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis.

Net realized gains and losses from the sale of investments and the changes in the difference between fair value and the cost of investments are reflected in the statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Charges

The Plan Sponsor pays trustee fees and other plan expenses, except for brokers' fees, on behalf of the Plan. Fees paid during the year to the Trustee were based on customary and reasonable rates for such services. Brokers' fees are reflected in the net investment return in each participant's account.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

3. Investments

During 2004, the Plan's investments (including investments purchased, sold, and held during the year) appreciated in fair value as follows:

	Net Realized and Unrealized Appreciation in Fair Value of Investments
Shares of registered investment companies	$ 1,164,964
Common trust funds	794,069
OM Group, Inc. common stock	878,418
	$ 2,837,451

Investments that represent 5% or more of the Plan's net assets are as follows:

	December 31 2004	2003
Merrill Lynch Equity Index Trust I	$ 6,019,806	$ 6,148,894
OM Group, Inc. Common Stock (121,050 shares in 2004 and 159,712 shares in 2003)	3,924,438	4,182,849
Pimco Total Return Fund Class A	2,430,377	4,476,102
State Street Research Government Income Fund Class A [1]	2,788,421	1,731,960
Merrill Lynch Return Preservation Trust Fund	5,908,175	5,916,797
Merrill Lynch Fundamental Growth Fund	8,434,831	9,119,234

[1] 2003 balance represents amount less than 5% of the Plan's net assets.

4. Related-Party Transactions

The assets of the Plan are accounted for by Merrill Lynch Trust Company, FSB (the Trustee), an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated (Merrill Lynch). Certain Plan investments are shares of registered investment companies or units of common trust funds managed by Merrill Lynch. Therefore, these investments qualify as party-in-interest transactions. Fees paid by the Plan for investment services amounted to $1,180 for the year ended December 31, 2004.

During 2004, the Plan did not receive any dividends from its investment in the common stock of the Company.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 3, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

OMG Profit-Sharing and Retirement Savings Plan

EIN #341604066 Plan #001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
OM Group, Inc. *	121,050 shares of common stock	$ 3,924,438
Merrill Lynch Equity Index Trust I*	67,714 units of common/collective trust	6,019,806
Victory Diversified Stock Fund	31,693 shares of mutual fund	514,699
Thornburg International Value Fund Class A	38,223 shares of mutual fund	779,749
Pimco Total Return Fund Class A	227,777 shares of mutual fund	2,430,377
State Street Research Government Income Fund Class A	225,236 shares of mutual fund	2,788,421
Evergreen Mid-Cap Growth Fund Class A	359,882 shares of mutual fund	1,885,782
JP Morgan Mid-Cap Value Fund Class A	50,645 shares of mutual fund	1,116,718
Merrill Lynch International Index Fund*	95,010 shares of mutual fund	1,356,730
Merrill Lynch Small Cap Index Fund*	4,249 shares of mutual fund	85,453
Merrill Lynch Institutional Fund*	14,015 shares of money market fund	14,014
State Street Aurora Fund	34,576 shares of mutual fund	1,399,615
ABN AMRO/Veredus Aggressive Growth Fund	29,431 shares of mutual fund	552,716
Merrill Lynch Return Preservation Trust Fund*	5,908,175 shares of common/collective trust	5,908,175
Merrill Lynch Fundamental Growth Fund*	477,083 shares of mutual fund	8,434,831
AllianceBernstein Growth and Income Fund	535,182 shares of mutual fund	2,001,581
Loans to participants *	Interest rates ranging from 4.50% - 10.00%; various maturities through 2008	448,538
		$ 39,661,643

*Indicates party in interest to the Plan.

0405-0547286